EXHIBIT 1

The Company anticipates that its net loss for the fiscal year ended December 31, 2004 will be approximately $5,696,668, compared to a net loss of $2,476,064 for the fiscal year ended December 31, 2003. The net loss in the fiscal year ended December 31, 2004 is anticipated to be attributable to across-the-board increases in expenses as the Company expanded its pre-revenue activities. These expenses consisted primarily of total general expenses of approximately $3,413,630; research and development in the aggregate amount of approximately $700,952; and a non-cash patent acquisition expense of approximately $1,585,266.